        Filed by: FW European E&C Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

        Subject Company: Foster Wheeler Ltd.
Commission File: 001-31305

        On July 15, 2003, Foster Wheeler Ltd., Foster Wheeler Holdings Ltd., Foster Wheeler Inc. and FWPI Ltd. filed a registration statement on Form S-4 (File No. 333-107054) relating to an offer to exchange Foster Wheeler Holdings Ltd.'s newly issued cumulative guaranteed preferred shares for any and all outstanding 9.00% Preferred Securities, Series I, issued by FW Preferred Capital Trust I. The registration statement includes the statement that Foster Wheeler Ltd. expects to cause FW European E&C Ltd. to undertake an exchange offer whereby it will exchange its newly issued cumulative guaranteed preferred shares for any and all outstanding 6.5% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd. and guaranteed by Foster Wheeler LLC, and any and all outstanding Series 1999 C Bonds and Series 1999 D Bonds supported by the Exit Funding Agreement dated as of October 15, 1999 between Foster Wheeler Corporation (as succeeded by Foster Wheeler LLC) and Suntrust Bank, Central Florida, National Association).

        You are urged to read the following documents to be filed with the SEC, as amended from time to time, when they become available, because they will contain important information. In connection with the exchange offer, FW European E&C Ltd. will file with the SEC a registration statement on Form S-4, including the prospectus contained therein, a tender offer statement on Schedule TO and other required documents. You may read and copy any document FW European E&C Ltd. files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain these documents for free at the SEC's website. The website address is http://www.sec.gov. You may also obtain these documents for free (when available) from Foster Wheeler by directing your request to: John Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4000; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.